Exhibit 4.1(a)

EXECUTION COPY

AMENDMENT NO. 18 TO THE AMENDED AND RESTATED

RECEIVABLES PURCHASE AGREEMENT

THIS AMENDMENT NO. 18 TO THE AMENDED AND RESTATED RECEIVABLES PURCHASE AGREEMENT (this “Amendment”), dated as of December 27, 2013 is among VOLT FUNDING CORP., a Delaware corporation (the “Seller”), VOLT INFORMATION SCIENCES, INC., a New York corporation, in its individual capacity (“Volt”) and in its capacity as servicer (in such capacity, the “Servicer”), PNC BANK, NATIONAL ASSOCIATION, a national banking association (“PNC”), as the Buyer (the “Buyer”), as Buyer Agent for the Buyer (the “Buyer Agent”), and as Administrator (in such capacity, the “Administrator”).

BACKGROUND

WHEREAS, the Seller, the Servicer, Volt, the Buyer, the Buyer Agent and the Administrator are parties to a certain Amended and Restated Receivables Purchase Agreement, dated as of June 3, 2008 (as amended supplemented and/or otherwise modified prior to giving effect to this Amendment, the “Amended and Restated Receivables Purchase Agreement”): and

WHEREAS, in furtherance of the continuation of the securitization program maintained under the Amended and Restated Receivables Purchase Agreement, the parties hereto desire to further amend the Amended and Restated Receivables Purchase Agreement in the manner and to the extent provided in this Amendment;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Amended and Restated Receivables Purchase Agreement.

SECTION 2. Amendments to Amended and Restated Receivables Purchase Agreement. Effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 4 hereof, the Amended and Restated Receivables Purchase Agreement is hereby amended as follows:

(a) The definition of “Expiration Date” in Section 1.01 of the Amended and Restated Receivables Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“‘Expiration Date’ means the earliest of (i) the Program Termination Date, (ii) the date that the Administrator shall give notice of the termination of all the Buyers’ obligations to purchase the Participation Interests or make Reinvestments hereunder pursuant to Section 10.02, and (iii) the Buyer Termination Date; provided, further, that if any Expiration Date is not a Business Day it shall occur on the next preceding Business Day.”

(b) The following defined terms are hereby inserted in Section 1.01 of the Amended and Restated Receivables Purchase Agreement in their proper alphabetical position:

“‘Buyer Termination Date’ means December 26, 2014, which date may be extended from time to time for an additional period or periods in accordance with Section 2.05 (as though applicable thereto).

“‘Program Termination Date’ means December 31, 2016.”

(c) Article III of the Amended and Restated Receivables Purchase Agreement is hereby amended by inserting the following paragraph immediately after Section 3.02 thereof:

“3.03 Minimum Outstanding Amount. At all times prior to a Liquidation Day the Seller shall cause either the (a) Aggregate Net Investment to be equal to or greater than eighty percent (80%) of the Aggregate Maximum Net Investment or (b) Aggregate Buyers’ Allocation to be equal to or greater than eighty percent (80%).”

(d) Section 5.01 of the Amended and Restated Receivables Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“5.01. Settlement Statements.

(a) The Seller shall, or shall cause the Servicer to, submit to the Administrator and each Buyer Agent not less than two (2) Business Days prior to each Settlement Date, a Settlement Statement signed by a Responsible Officer dated as of such Settlement Date and including information in respect of the Receivables Pool as of the last day of the Accounting Period most recently completed. The execution and delivery of any Settlement Statement shall constitute a representation and warranty by the Seller and the Servicer that the information contained therein is true and correct as of the date thereof. Such Settlement Statement shall be accompanied by such other information as the Administrator or the Buyer Agents may reasonably request. Subject to the terms and conditions of this Agreement, if the Seller requests on a Settlement Statement relating to a Settlement Period then ending that the Aggregate Net Investment be increased to an amount in excess of the Aggregate Net Investment as of the Settlement Date relating to the immediately preceding Settlement Period, each Buyer shall initiate a wire transfer to Seller not later than 3:00 P.M. (New York time) on the Settlement Date relating to the Settlement Period then ending its Pro Rata Portion of the amount of such increase in the Aggregate Net Investment; provided, that such increase in the Aggregate Net Investment shall not cause (i) the Aggregate Net Investment to exceed the Aggregate Maximum Net Investment then in effect or (ii) the Net Investment of a Buyer to exceed the Maximum Net Investment of such Buyer then in effect. The Seller may request a reduction in the Net Investment in accordance with Section 2.03(b).

(b) Notwithstanding the foregoing paragraph, with respect to any increase in the Aggregate Net Investment requested by the Seller pursuant to subsection (a) above that would cause the Aggregate Buyers’ Allocation to exceed one hundred percent (100%), any Buyer may, in its sole discretion by written notice (a “Deferred Purchase Notice”) delivered to the Seller and the Administrator, elect to fund its Pro Rata Portion of such requested increase on or before the 35th day (or, if such day is not Business Day, the next succeeding Business Day) following the Seller’s request for such increase (such day, the

“Deferred Purchase Date”), rather than on the Settlement Date requested by the Seller in such request (any Buyer making such an election, a “Deferring Buyer”). Each Deferred Purchase Notice shall be delivered by the applicable Deferring Buyer to the Seller and the Administrator not later than one (1) Business Day prior to the Settlement Date requested by the Seller for such increase and shall specify the applicable Deferred Purchase Date if earlier than the 35th day (or the next succeeding Business Day) specified above.

(c) No Deferring Buyer shall be obligated to fund its Pro Rata Portion of the increase in the Aggregate Net Investment requested by the Seller pursuant to subsection (a) above that would cause the Aggregate Buyers’ Allocation to exceed one hundred percent (100%), until the applicable Deferred Purchase Date. A Deferring Buyer shall fund its Pro Rata Portion of such increase on the applicable Deferred Purchase Date so long as all the conditions precedent to such increase set forth herein (including, without limitation, those set forth in Section 4.03) are satisfied on such Deferred Purchase Date. The Seller shall be obligated to accept the proceeds of any Net Investment when funded by a Deferring Buyer on the applicable Deferred Purchase Date in accordance with this subsection.”

(e) Section 9.03(b)(i) of the Amended and Restated Receivables Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“(i) as soon as practicable and in any event within 60 days following the close of each fiscal quarter, excluding the last fiscal quarter, of each fiscal year of the Servicer during the term of this Agreement, an unaudited consolidated balance sheet of the Servicer and its consolidated subsidiaries as at the end of such fiscal quarter and unaudited consolidated statements of income and cash flows of the Servicer and its consolidated subsidiaries for such fiscal quarter and for the fiscal year through such fiscal quarter, setting forth in comparative form the corresponding figures for the corresponding fiscal quarter of the preceding fiscal year and prepared in accordance with GAAP consistently applied throughout the periods reflected therein, all in reasonable detail and certified by a Financial Officer of the Servicer, subject to (A) adjustments of the type which would occur as a result of a year-end audit and (B) the absence of notes, as having been prepared in accordance with GAAP; provided, however, that with respect to such unaudited consolidated balance sheet of the Servicer and its consolidated subsidiaries as of the end of the fiscal quarters ended February 2, 2014 and May 4, 2014 and such unaudited consolidated statement of income and cash flows of the Servicer and its consolidated subsidiaries for the fiscal quarters ended February 2, 2014 and May 4, 2014, such balance sheet, statement of income and cash flows shall be furnished to the Administrator and each Buyer Agent no later than April 30, 2014 and July 31, 2014, respectively.”

(f) Section 9.03(b)(ii) of the Amended and Restated Receivables Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“(ii) as soon as practicable and in any event within 100 days after the close of each fiscal year of the Servicer during the term of this Agreement, an audited consolidated balance sheet of the Servicer and its consolidated subsidiaries as at the close of such fiscal year and audited consolidated statements of income and cash flows of the Servicer and its consolidated subsidiaries for such fiscal year, setting forth in each case in comparative form the corresponding figures for the preceding fiscal year and prepared in accordance with GAAP consistently applied throughout the periods reflected therein, all in reasonable detail and certified (with respect to the consolidated financial statements) by independent certified public accountants of recognized standing selected by the Servicer and satisfactory to the Administrator, whose certificate or opinion accompanying such financial statements shall not contain any qualification, exception or scope limitation not satisfactory to the Administrator; provided, however, that with respect to such audited consolidated balance sheet of the Servicer and its consolidated subsidiaries as of the close of the fiscal year ended November 3, 2013 and such audited consolidated statement of income and cash flows of the Servicer and its consolidated subsidiaries for the fiscal year ended November 3, 2013, such balance sheet, statement of income and cash flows shall be furnished to the Administrator and each Buyer Agent no later than February 28, 2014.”

SECTION 3. Representations and Warranties. Each of the Seller and Servicer hereby represents and warrants to the Buyer, the Buyer Agent and the Administrator, as of the date hereof, as follows:

(a) the representations and warranties of the Seller and the Servicer contained in Article VIII of the Amended and Restated Receivables Purchase Agreement are true and correct in all material respects on and as of the date hereof as though made on and as of such date (except for representations and warranties which apply as to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

(b) no event has occurred and is continuing, or would result from such respective amendment, that constitutes a Termination Event or Potential Termination Event.

SECTION 4. Conditions Precedent. The effectiveness of this Amendment is subject to the satisfaction of all of the following conditions precedent:

(a) Administrator shall have received a fully executed counterpart of this Amendment from each of the parties hereto;

(b) each representation and warranty of the Seller, Volt, and Servicer contained herein or in any other Purchase Document (after giving effect to this Amendment) shall be true and correct;

(c) no Termination Event, as set forth in Section 10.01 of the Amended and Restated Receivables Purchase Agreement, shall have occurred and be continuing;

(d) Administrator shall have received (i) a fully executed copy of (A) Amendment No. 15 to the Receivables Sale and Contribution Agreement, dated as of the date hereof between the Seller and Volt, and (B) Fourteenth Amended and Restated Fee Letter, dated as of the date hereof, among the Administrator, Buyer, Buyer Agent and Seller, and (ii) the fees due pursuant to such Fourteenth Amended and Restated Fee Letter;

(e) all proceedings taken in connection with this Amendment and all documents relating hereto shall be reasonably satisfactory to Administrator, Buyer Agent and the Buyer and their respective counsel, and each such Person shall have received copies of such documents as they may reasonably request in connection therewith, all in form and substance reasonably satisfactory to each such Person.

SECTION 5. Financial Statements.

(a) For avoidance of doubt, it is understood and agreed that all quarterly financial statements required to be delivered by the Seller for the fiscal quarters ending on and after July 31, 2014 shall conform to the requirements of Section 9.03(b)(i) of the Amended and Restated Receivables Purchase Agreement; and that the alternative presentation permitted under one or more prior amendments to the Amended and Restated Receivables Purchase Agreement no longer shall apply.

(b) In the event that preparation of the (i) audited financial statements for its fiscal year ended November 3, 2013 or (ii) unaudited financial statements for its fiscal quarters ended February 2, 2014 and May 4, 2014 results in the restatement of any prior period financial statements of Volt that previously had been furnished by the Servicer to the Administrator, then, as promptly as practicable following any such restatement, the Servicer shall furnish the Administrator with such restated financial statements.

SECTION 6. Amendment. Seller, Servicer, Buyer Agent, Buyer and Administrator hereby agree that the provisions and effectiveness of this Amendment shall apply to the Amended and Restated Receivables Purchase Agreement as of the date hereof. Except as amended by this Amendment, the Amended and Restated Receivables Purchase Agreement remains unchanged and in full force and effect. This Amendment is a Purchase Document.

SECTION 7. THIS AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK) EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF A SECURITY INTEREST OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE MANDATORILY GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK. This Amendment may not be amended, supplemented or waived except pursuant to a writing signed by the party to be charged. This Amendment may be executed in counterparts, and by the different parties on different counterparts, each of which shall constitute an original, but all together shall constitute one and the same agreement. The section and other headings contained in this Amendment are for reference purposes only and shall not control or affect the construction of this Amendment or the interpretation hereof in any respect.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their duly authorized officers as of the date first above written.

VOLT FUNDING CORP., as Seller

By:	/s/ Ludwig M. Guarino
Ludwig M. Guarino
Senior Vice President & Treasurer

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VOLT INFORMATION SCIENCES, INC., individually and as Servicer

By:	/s/ James Whitney Mayhew
James Whitney Mayhew
Senior Vice President & Chief Financial Officer

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PNC BANK NATIONAL, ASSOCIATION, as
Buyer, Buyer Agent and the Administrator

By:	/s/ Jason D. Rising
Name:	Jason D. Rising
Title:	Senior Vice President

S-3	Amendment No. 18 to A&R RPA